Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF FEBRUARY 1, 2021

DATE AND TIME: On February 1, 2021 at 8:00 am.

CHAIRMAN: José Caruso Cruz Henriques.

QUORUM: The totality of the elected members, with the attendance of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council.

RESOLUTION UNANIMOUSLY TAKEN:

Following examination of the Company’s financial statements for the year ended December 31, 2020, the Councilors resolved to draft the following opinion:

“After examining the Company’s financial statements for the year ended December 31, 2020 and verifying the accuracy of all the elements examined, considering the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents fairly reflect the capital structure, the financial position and the activities conducted by the Company in the period and meet the conditions necessary for the submission for the examination and approval of the Stockholders.”

CLOSING: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all.

São Paulo (SP), February 1, 2021.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence